                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 18)

                           -------------------------

                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
                                (Name of Issuer)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)
                          ---------------------------

                                PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                          ----------------------------


                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000


                               DECEMBER 22, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

-----------------                                        ----------------------
CUSIP No.   NONE                  13D/A                      Page 2 of 22
-----------------                                        ----------------------
===============================================================================
  1.      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                              COOPER RIVER PROPERTIES, L.L.C.
-------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[ ]
                                                                (b)[X]
-------------------------------------------------------------------------------
  3.      SEC USE ONLY

-------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS
                              AF
-------------------------------------------------------------------------------
  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)

                                                                   [ ]
-------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                              DELAWARE
-------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
       NUMBER OF              0

        SHARES

      BENEFICIALLY

       OWNED BY

         EACH

       REPORTING

      PERSON WITH
                    -----------------------------------------------------------
                     8.  SHARED VOTING POWER

                              11,365.6
                    -----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER

                              0
                    -----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER

                              11,365.6
-------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              91,346.3
-------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [ ]
-------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              45.9%
-------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                              OO
===============================================================================

-----------------                                        ----------------------
CUSIP No.   NONE                  13D/A                      Page 3 of 22
-----------------                                        ----------------------
===============================================================================
  1.      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                              INSIGNIA PROPERTIES, L.P.
-------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[ ]
                                                                (b)[X]
-------------------------------------------------------------------------------
  3.      SEC USE ONLY

-------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS
                              WC
-------------------------------------------------------------------------------
  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                   [ ]
-------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                              DELAWARE
-------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
       NUMBER OF              0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                    -----------------------------------------------------------
                     8.  SHARED VOTING POWER

                              11,365.6
                    -----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER

                              0
                    -----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER

                              11,365.6
-------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              91,346.3
-------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [ ]
-------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              45.9%
-------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                              PN
===============================================================================

-----------------                                        ----------------------
CUSIP No.   NONE                  13D/A                      Page 4 of 22
-----------------                                        ----------------------

===============================================================================
  1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                              INSIGNIA PROPERTIES TRUST
-------------------------------------------------------------------------------

  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)[ ]
                                                             (b)[X]
-------------------------------------------------------------------------------
  3.      SEC USE ONLY

-------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS

                              NOT APPLICABLE
-------------------------------------------------------------------------------
  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                [ ]

-------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                              MARYLAND
-------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF              0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                    -----------------------------------------------------------
                    8.   SHARED VOTING POWER

                              11,365.6
                    -----------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                              0
                    -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                              11,365.6
-------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              91,346.3
-------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [ ]
-------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              45.9%

-------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                              OO
===============================================================================

-----------------                                        ----------------------
CUSIP No.   NONE                  13D/A                      Page 5 of 22
-----------------                                        ----------------------

===============================================================================
  1.      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                              REEDY RIVER PROPERTIES, L.L.C.
-------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)[ ]
                                                             (b)[X]
-------------------------------------------------------------------------------
  3.      SEC USE ONLY

-------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS

                              NOT APPLICABLE
-------------------------------------------------------------------------------
  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                [ ]
-------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                              DELAWARE
-------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY            0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                    -----------------------------------------------------------
                    8.  SHARED VOTING POWER

                              28,832.5
                    -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER

                              0
                    -----------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER

                              28,832.5
-------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              91,346.3
-------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [ ]
-------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              45.9%
-------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                              OO
===============================================================================

-----------------                                        ----------------------
CUSIP No.   NONE                  13D/A                      Page 6 of 22
-----------------                                        ----------------------

===============================================================================
  1.      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                              AIMCO PROPERTIES, L.P.
-------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)[ ]
                                                             (b)[ ]
-------------------------------------------------------------------------------
  3.      SEC USE ONLY

-------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS

                              NOT APPLICABLE
-------------------------------------------------------------------------------
  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

                                                                [ ]
-------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                              DELAWARE
-------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY            0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                    -----------------------------------------------------------
                    8.  SHARED VOTING POWER

                              79,980.7
                    -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER

                              0
                    -----------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER

                              79,980.7
-------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              91,346.3
-------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [ ]
-------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              45.9%
-------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                              PN
===============================================================================

-----------------                                        ----------------------
CUSIP No.   NONE                  13D/A                      Page 7 of 22
-----------------                                        ----------------------

===============================================================================
  1.      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                              AIMCO-GP, INC.
-------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)[ ]
                                                             (b)[X]
-------------------------------------------------------------------------------
  3.      SEC USE ONLY

-------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS

                              NOT APPLICABLE
-------------------------------------------------------------------------------
  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

                                                                [ ]
-------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                              DELAWARE
-------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY            0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                    -----------------------------------------------------------
                    8.   SHARED VOTING POWER

                              79,980.7
                    -----------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                              0
                    -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                              79,980.7
-------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              91,346.3
-------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [ ]
-------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              45.9%
-------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                              CO
===============================================================================

-----------------                                        ----------------------
CUSIP No.   NONE                  13D/A                      Page 8 of 22
-----------------                                        ----------------------

===============================================================================
  1.      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                              APARTMENT INVESTMENT AND MANAGEMENT COMPANY
-------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)[ ]
                                                             (b)[X]
-------------------------------------------------------------------------------
  3.      SEC USE ONLY

-------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS

                              NOT APPLICABLE
-------------------------------------------------------------------------------
  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e) |_|

  6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                              MARYLAND
-------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY            0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                    -----------------------------------------------------------
                    8.      SHARED VOTING POWER

                              91,346.3
                    -----------------------------------------------------------
                    9.      SOLE DISPOSITIVE POWER

                              0
                    -----------------------------------------------------------
                    10.     SHARED DISPOSITIVE POWER

                              91,346.3
-------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              91,346.3
-------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [ ]
-------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              45.9%
-------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                              CO
===============================================================================

                        AMENDMENT NO. 18 TO SCHEDULE 13D

             This Amendment No. 18, which relates to units of limited partnership interest ("Units") in Consolidated Capital Institutional Properties, a California limited partnership (the "Partnership"), amends and supplements the Statement on Schedule 13D (as amended through the date hereof, the "Statement") previously filed with the Commission by Reedy River Properties, L.L.C., a Delaware limited liability company ("Reedy River"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP") and Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). This Amendment No. 18 relates to a tender offer by Cooper River Properties, L.L.C., a Delaware limited partnership ("Cooper River") for up to 50,000 of the outstanding Units of the Partnership, at a purchase price of $415.00 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 1998 and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Accordingly, this Amendment No. 18 relates to Units beneficially owned by Cooper River, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), Reedy River, AIMCO OP, AIMCO-GP and AIMCO (Cooper River, IPLP, IPT, Reedy River, AIMCO OP, AIMCO-GP and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

             The following Items of the Statement are hereby supplemented and/or amended:

ITEM 2.  IDENTITY AND BACKGROUND.

             (a)-(c) Following the expiration of the Offer, Cooper River, IPLP and IPT became beneficial owners of Units. The principal business address of each of Cooper River, IPLP and IPT is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

                     As result of the completion of the AIMCO Merger on October 1, 1998, AIMCO succeeded to Insignia Financial Group, Inc. ("Insignia") with respect to all interests owned by Insignia, including Insignia's interests in IPT and IPLP. Upon consummation of the AIMCO Merger, AIMCO and its subsidiaries contributed all of the common partnership units in IPLP which it acquired from Insignia to AIMCO OP. Accordingly, IPT remains the sole general partner of IPLP (owning approximately 66% of the total equity interests of IPLP) and AIMCO OP is the sole limited partner of IPLP (owning approximately 34% of the total equity interests in IPLP). AIMCO also owns approximately 50.7% of the outstanding common shares of IPT, with the right to acquire up to 65.4% of such shares (based upon the number of common shares of IPT outstanding as of October 1, 1998) upon AIMCO OP's exercise of its right to exchange one common partnership unit of IPLP for one common share of IPT.

                     Upon consummation of the AIMCO Merger, IPLP was appointed managing member, and therefore replaced the previous managers, of Cooper River. In addition, AIMCO appointed new trustees and executive officers of IPT. The name, business address, present principal occupation or employment and citizenship of each trustee and executive officer of IPT is set forth in
Schedule I to this Statement.

             (d)-(e) During the past five years none of Cooper River, IPLP or IPT, nor, to the best knowledge of Cooper River, IPLP or IPT, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Cooper River, IPLP or IPT or any of the persons listed on
Schedule I being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             (a)-(b) Cooper River directly owns 11,365.6 Units, Reedy River directly owns 28,832.5 Units and AIMCO OP directly owns 51,148.2 Units (for an aggregate of 91,346.3 Units), representing 5.7%, 14.5% and 25.7%, respectively, or a total of 45.9% of the outstanding Units based on the 199,052 Units outstanding at December 22, 1998.

             IPLP, IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of IPLP's, IPT's and AIMCO's relationship with Cooper River. Cooper River is a wholly-owned subsidiary of IPLP and IPT is the sole general partner (owning approximately 70% of the total equity interests) in IPLP. AIMCO currently owns approximately 51% of the outstanding common shares of IPT, with the right to acquire up to approximately 65% of such shares (as further described in Item 2 above).

             Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 11,365.6 Units directly owned by it;
(ii) IPLP and IPT are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the 11,365.6 Units directly owned by Cooper River; (iii) Reedy River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 28,832.5 Units directly owned by it; (iv) AIMCO OP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 51,148.2 Units directly owned by it and the 28,832.5 Units directly owned by Reedy River; (v) AIMCO-GP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 28,832.5 Units directly owned by Reedy River and the 51,148.2 Units directly owned by AIMCO OP; and (vi) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 11,365.6 Units directly owned by Cooper River, the 28,832.5 Units directly owned by Reedy River and the 51,148.2 Units directly owned by AIMCO OP.

             (c) The Offer expired pursuant to its terms on Monday, December 14, 1998. On December 22, 1998, Cooper River acquired a total of 11,365.6 Units, representing approximately 5.7% of the outstanding Units, at a purchase price of $415.00 per Unit.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.8 Agreement of Joint Filing, dated January 22, 1999, among the Reporting Persons.

                                   SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 1999


                                            COOPER RIVER PROPERTIES, L.L.C.

                                            By: AIMCO Properties, L.P.,
                                                its managing member

                                            By: AIMCO-GP, Inc.,
                                                its General Partner

                                            By: /s/ PATRICK J. FOYE
                                               --------------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                            INSIGNIA PROPERTIES, L.P.

                                            By:   Insignia Properties Trust,
                                               --------------------------------
                                                its General Partner


                                            By: /s/ PATRICK J. FOYE
                                               --------------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                            INSIGNIA PROPERTIES TRUST


                                            By: /s/ PATRICK J. FOYE
                                               --------------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                            REEDY RIVER PROPERTIES, L.L.C.

                                            By: AIMCO Properties, L.P.,
                                                its managing member

                                            By: AIMCO-GP, Inc.,
                                                its General Partner


                                            By:  /s/ PATRICK J. FOYE
                                               --------------------------------
                                                Patrick J. Foye
                                                Executive Vice President

                                            AIMCO PROPERTIES, L.P.

                                            By: AIMCO-GP, Inc.,
                                                its General Partner


                                            By: /s/ PATRICK J. FOYE
                                               --------------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                            AIMCO-GP, INC.


                                            By: /s/ PATRICK J. FOYE
                                               --------------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                            APARTMENT INVESTMENT AND
                                            MANAGEMENT COMPANY


                                            By: /s/ PATRICK J. FOYE
                                               --------------------------------
                                                Patrick J. Foye
                                                Executive Vice President

                                   SCHEDULE I

                           INFORMATION REGARDING THE
                     TRUSTEES AND EXECUTIVE OFFICERS OF IPT

Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the trustees and executive officers of IPT. Each person identified below is employed by IPT, unless otherwise indicated, and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Trustees are identified by an asterisk.




NAME                               PRESENT PRINCIPAL OCCUPATION

Terry Considine*                   Terry Considine has served as a Trustee and
                                   as Chairman of the Board of Trustees and Chief Executive Officer of IPT since October
                                   1, 1998. Mr. Considine has been Chairman of the Board of Directors and Chief Executive
                                   Officer of AIMCO since July 1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset
                                   Management, L.L.C., a Colorado limited
                                   liability company, and its related entities
                                   (collectively, "PAM"), one of AIMCO's
                                   predecessors. On October 1, 1996, Mr.
                                   Considine was appointed Co-Chairman and
                                   director of Asset Investors Corp. and
                                   Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets
                                   Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A.
                                   from Harvard College, a J.D. from Harvard
                                   Law School and is admitted as a member of the Massachusetts Bar. Mr. Considine has had substantial multifamily real estate experience. From 1975 through July 1994, partnerships or other entities in which Mr.
                                   Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets
                                   (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately
                                   $11.9 million to investors and losses of approximately $2.7 million to Mr. Considine.

NAME                               PRESENT PRINCIPAL OCCUPATION

Peter. K. Kompaniez*               Peter K. Kompaniez has served as President
                                   and a Trustee of IPT since October 1, 1998.
                                   Mr. Kompaniez has been Vice Chairman,
                                   President and a director of AIMCO since July
                                   1994. Since September 1993, Mr. Kompaniez has owned 75% of PDI Realty Enterprises,
                                   Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From
                                   1986 to 1993, he served as President and Chief Executive Officer of Heron Financial
                                   Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr.
                                   Kompaniez administered the acquisition,
                                   development and disposition of approximately
                                   8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and
                                   3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale College and a J.D.
                                   from the University of California (Boalt
                                   Hall). The downturn in the real estate
                                   markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron International
                                   N.V. and its subsidiaries and affiliates
                                   (the "Heron Group"). During this period from
                                   1986 to 1993, Mr. Kompaniez served as
                                   President and Chief Executive Officer of
                                   Heron Financial Corporation ("HFC"), and as a director or officer of certain other Heron
                                   Group entities. In 1993, HFC, its parent
                                   Heron International, and certain other
                                   members of the Heron Group voluntarily
                                   entered into restructuring agreements with separate groups of their United States and international creditors. The restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron
                                   International and its non-United States
                                   subsidiaries. At the conclusion of the
                                   restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing United States operations of HFC and the other United States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common
                                   Stock, Mr. Kompaniez was appointed Vice
                                   Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

NAME                               PRESENT PRINCIPAL OCCUPATION

Thomas W. Toomey*                  Thomas W. Toomey has served as Executive
                                   Vice President-- Finance and a Trustee of
                                   IPT since October 1, 1998. Mr. Toomey has served as Senior Vice President - Finance and Administration of AIMCO since January
                                   1996 and was promoted to Executive
                                   Vice-President-Finance and Administration in
                                   March 1997. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln
                                   Property Company ("LPC") as well as Vice
                                   President/Senior Controller and Director of
                                   Administrative Services of Lincoln Property
                                   Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                   1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal & Company. Mr. Toomey received a B.S. in Business
                                   Administration/Finance from Oregon State
                                   University and is a Certified Public
                                   Accountant.

Joel F. Bonder                     Joel F. Bonder has served as Executive Vice
                                   President and General Counsel of IPT since
                                   October 1, 1998. Mr. Bonder was appointed
                                   Executive Vice President and General Counsel of AIMCO effective December 8, 1997. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of
                                   NHP from April 1994 until December 1997. Mr.
                                   Bonder served as Vice President and Deputy
                                   General Counsel of NHP from June 1991 to
                                   March 1994 and as Associate General Counsel of NHP from 1986 to 1991. From 1983 to 1985,
                                   Mr. Bonder was with the Washington, D.C. law firm of Lane & Edson, P.C. From 1979 to
                                   1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the University of Rochester and a J.D. from Washington
                                   University School of Law.


Jeffrey P. Cohen                   Jeffrey P. Cohen has served as Secretary of
                                   IPT since October 1, 1998. Mr. Cohen
                                   currently serves as a Senior Vice President of Insignia Financial Group, Inc., a
                                   Delaware corporation ("Insignia").

NAME                               PRESENT PRINCIPAL OCCUPATION

Patrick J. Foye*                   Patrick J. Foye has served as Executive Vice
                                   President and a Trustee of IPT since October
                                   1, 1998. Mr. Foye has served as Executive
                                   Vice President of AIMCO since May 1998.
                                   Prior to joining AIMCO, Mr. Foye was a
                                   partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was Managing Partner of the firm's
                                   Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy
                                   Chairman of the Long Island Power Authority and serves as a member of the New York State
                                   Privatization Council. He received a B.A.
                                   from Fordham College and a J.D. from Fordham
                                   University Law School.

Robert Ty Howard                   Robert Ty Howard has served as Executive
                                   Vice President-- Ancillary Services of IPT since October 1, 1998. Mr. Howard was appointed Executive Vice President -
                                   Ancillary Services in February 1998. Prior to joining AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig
                                   Corporation, Reading Company and Decurion
                                   Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker Properties. Mr. Howard received a B.A. from Amherst College, a J.D.
                                   from Harvard Law School and an M.B.A. from Stanford University Graduate School of
                                   Business.

NAME                               PRESENT PRINCIPAL OCCUPATION

Steven D. Ira*                     Steven D. Ira has served as Executive Vice
                                   President and a Trustee of IPT since October
                                   1, 1998. Mr. Ira is a Co-Founder of AIMCO and has served as Executive Vice President of AIMCO since July 1994. From 1987 until
                                   July 1994, he served as President of PAM.
                                   Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and
                                   Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment
                                   Manager Accreditation Board and is a former president of both the National Apartment
                                   Association and the Colorado Apartment
                                   Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National
                                   Apartment Association in its 54-year
                                   history. He holds a Certified Apartment
                                   Property Supervisor (CAPS) and a Certified
                                   Apartment Manager designation from the
                                   National Apartment Association, a Certified
                                   Property Manager (CPM) designation from the National Institute of Real Estate Management
                                   (IREM) and he is a member of the Board of Directors of the National Multi-Housing
                                   Council, the National Apartment Association and the Apartment Association of Metro
                                   Denver. Mr. Ira received a B.S. from
                                   Metropolitan State College in 1975.

David L.Williams                   David L. Williams has served as Executive
                                   Vice President-- Property Operations of IPT since October 1, 1998. Mr. Williams has been
                                   Executive Vice President - Operations of
                                   AIMCO since January 1997. Prior to joining
                                   AIMCO, Mr. Williams was Senior Vice
                                   President of Operations at Evans Withycombe
                                   Residential, Inc. from January 1996 to
                                   January 1997. Previously, he was Executive
                                   Vice President at Equity Residential
                                   Properties Trust from October 1989 to
                                   December 1995. He has served on National
                                   Multi-Housing Council Boards and NAREIT
                                   committees. Mr. Williams also served as
                                   Senior Vice President of Operations and
                                   Acquisitions of US Shelter Corporation from
                                   1983 to 1989. Mr. Williams has been involved in the property management, development and acquisition of real estate properties since
                                   1973. Mr. Williams received his B.A. in
                                   education and administration from the
                                   University of Washington in 1967.

NAME                               PRESENT PRINCIPAL OCCUPATION

Harry G. Alcock*                   Harry G. Alcock has served as Senior Vice
                                   President-- Acquisitions and a Trustee of IPT since October 1, 1998. Mr. Alcock has served as Vice President since July 1996, and was promoted to Senior Vice President -
                                   Acquisitions in October 1997, with
                                   responsibility for acquisition and financing activities since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior
                                   Financial Analyst for PDI and HFC. From 1988 to 1992, Mr. Alcock worked for Larwin
                                   Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From
                                   1987 to 1988, Mr. Alcock worked for Ford
                                   Aerospace Corp. He received his B.S. from
                                   San Jose State University.

Troy D. Butts                      Troy D. Butts has served as Senior Vice
                                   President and Chief Financial Officer of IPT since October 1, 1998. Mr. Butts has served as Senior Vice President and Chief Financial
                                   Officer of AIMCO since November 1997. Prior to joining AIMCO, Mr. Butts served as a Senior Manager in the audit practice of the Real Estate Services Group for Arthur
                                   Andersen LLP in Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr. Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State University and is a Certified Public Accountant.

Andrew L. Farkas*                  Andrew L. Farkas currently serves as a
 375 Park Avenue                   Continuing Trustee of IPT since October 1,
 Suite 3401                        1998. Mr. Farkas' present principal
 New York, New York 10152          occupation is to serve as the Chairman of
                                   the Board and Chief Executive Officer of
                                   Insignia, which is the parent company of an international real estate organization specializing in commercial real estate services, single-family brokerage and mortgage origination, condominium and cooperative apartment management, equity co-investment and other services.

James A.Aston*                     James A. Aston currently serves as a
 15 South Main Street              Continuing Trustee of IPT since October 1,
 Greenville, South Carolina 29601  1998. Mr. Aston's present principal occupation is to serve as Chief Financial
                                   Officer and member of the Office of the
                                   Chairman of Insignia.

Frank M Garrison*                  Frank M. Garrison currently serves as a
 102 Woodmont Boulevard            Continuing Trustee of IPT since October 1,
 Suite 400                         1998. Mr. Garrison's present principal
 Nashville, Tennessee 37205        occupation is as a member of the Office of
                                   the Chairman of Insignia.

NAME                               PRESENT PRINCIPAL OCCUPATION

Bryan L. Herrmann*                 Bryan L. Herrmann currently serves as a
 5043 Gould Avenue                 Continuing Trustee of IPT since October 1,
 La Canada, California 91011       1998. Mr. Herrmann's present principal
                                   occupation is as an investment banker and Chairman and Chief Executive Officer of Base
                                   Camp 9 Corp., since 1990. Mr. Herrman served as a Trustee, Chairman of the Compensation
                                   Committee and member of the Executive
                                   Committee of the Board of Trustees of
                                   Angeles Mortgage Investment Trust from 1994 until September 1998. In addition to his duties at Base Camp 9 Corp., from 1992 to
                                   1994, Mr. Herrmann served as Chief Executive
                                   Officer of Spaulding Composites Company and is currently a member of its board of directors. Since 1984 Mr. Herrmann has been the general partner of MOKG 1984 Investment
                                   Partners Ltd. Mr. Herrmann is a member of the board of directors of Wynn's
                                   International, Inc., a New York Stock
                                   Exchange Company.



Warren M. Eckstein*                Warren M. Eckstein currently serves as a
 Warburg Dillon Read               Continuing Trustee of IPT since October 1,
 535 Madison Avenue                1998. Mr. Eckstein's present principal
 6th Floor                         occupation is as Managing Director --
 New York, New York 10011          Investment Banking of Paine Webber
                                   Incorporated, since October 1996. Prior to
                                   October 1996, Mr. Eckstein served as Senior
                                   Vice President, Investment Banking, of
                                   Dillon, Reed & Co., Inc.

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
----------                 -----------
Exhibit 7.8                Agreement of Joint Filing, dated January 22, 1999,
                           among the Reporting Persons.








                                      20